EMAIL: SFeldman@olshanlaw.com

DIRECT DIAL: 212.451.2234

May 1, 2023

VIA EMAIL AND EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attn.:	Erin Donahue, Esq. and Erin Purnell, Esq. Division of Corporation Finance Office of Manufacturing

Re:	Imperalis Holding Corp. Registration Statement on Form S-1 (No. 333-267897)

Ladies and Gentlemen:

On behalf of Imperalis Holding Corp. (the “Company”), we enclose the Company’s request for acceleration of the above-referenced Registration Statement to 4:00 p.m., Eastern time, on Wednesday, May 3, 2023, or as soon as possible thereafter.

Please advise the undersigned of the effectiveness of the Registration Statement.

Very truly yours,

/s/ Spencer G. Feldman

Spencer G. Feldman

cc:	Amos Kohn Henry C.W. Nisser, Esq.

IMPERALIS HOLDING CORP.
1421 McCarthy Blvd.
Milpitas, California 95035

May 1, 2023

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attn.:	Erin Donahue, Esq. and Erin Purnell, Esq. Division of Corporation Finance Office of Manufacturing

Re:	Imperalis Holding Corp. Registration Statement on Form S-1 (No. 333-267897)

Ladies and Gentlemen:

Imperalis Holding Corp. hereby requests that the effectiveness of the above-referenced Registration Statement be accelerated so that it will become effective at 4:00 p.m., Eastern time, on Wednesday, May 3, 2023, or as soon as possible thereafter.

Very truly yours,

IMPERALIS HOLDING CORP.

By:	/s/ Amos Kohn
Amos Kohn
Chief Executive Officer